SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

January 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

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 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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 Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

COMUNICADO DE PRENSA

RESERVES OF ECOPETROL INCREASE 11.4% AS OF DECEMBER 31, 2010

  1P net reserves amounted to 1,714 million barrels of oil equivalent (BOE) as of December 31, 2010
  Reserve replacement ratio was 193% in 2010
  Reserves to production ratio was 9.1 years
  98% of total proved reserves were audited by three independent firms
BOGOTA, Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; BVL: EC; TSX: ECP) (“Ecopetrol” or the “Company”) announced its consolidated proved reserves of oil, condensed and natural gas as of December 31, 2010 according to the Securities and Exchange Commission (SEC) technical standards and prices. 98% of the reserves were audited by three specialized independent firms: Gaffney, Cline & Associates, Ryder Scott Company and DeGolyer and McNaughton.

Ecopetrol’s proved net reserves of hydrocarbons at the end of 2010 amounted to 1,714 million BOE (1,878 BOE of gross proved reserves, including royalties), which represents an increase of 11.4% compared to 1,538 BOE at the end of 2009 . In 2010, there was an increase of 365 MMBOE of proved reserves and net production was 189 MMBOE, which means that 1.93 barrels were added to proven reserves for each barrel of oil equivalent produced.

Reserve replacement ratio was 193% for 2010 and the reserves to production ratio was 9.1 years, assuming constant production levels in the future. 72% of proved reserves correspond to crude and 28% to natural gas.

For the 2007 – 2010 period, Ecopetrol increased its net reserves by 42% from 1,210 MMBOE as of December 31, 2007 to 1,714 MMBOE as of December 31, 2010. In the same 3-year period, net production grew 56%, from 121 MMBOE in 2007 to 189 MMBOE in 2010. Despite the larger production, the reserve replacement ratio for the 3-year year period was 197% with an average reserve life of 9 years.

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648 investors@ecopetrol.com.co www.ecopetrol.com.co

COMUNICADO DE PRENSA

The increase in the Ecopetrol´s proved reserves comes mainly from the revisions and the extensions made in Ecopetrol’s current fields as well as the contribution resulting from Ecopetrol’s enhanced recovery projects and exploratory results. The main increases came from the following fields: Rubiales, Casabe, Cusiana, Chuchupa, Pauto, Cupiagua and the dicoveries in Quifa Southwest and South Casabe.

MMBOE
Net Proved Reserves as of December 31, 2009	1,538.2
Revisions	85.0
Enhanced recovery	47.4
Extensions and discoveries	232.4
Production/sales year 2010	-188.9
Net Proved Reserves as of December 31, 2010	1,714.0

Of the 1,714 MMBOE of proved reserves, Ecopetrol accounts for 95%, Hocol for 3% and Ecopetrol´s stake in Savia Peru for 2%. The reserves from BP assets in Colombia were not included in the Ecopetrol Corporate Group´s reserves as the acquisition did not close in 2010.

The results in Ecopetrol´s reserves addition during 2010 evidences that the Company is in the proper path in order to accomplish its strategic goals.

Bogota D.C., January 24, 2011
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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and it is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648 investors@ecopetrol.com.co www.ecopetrol.com.co

COMUNICADO DE PRENSA

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co
Website: www.ecopetrol.com.co

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648 investors@ecopetrol.com.co www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 24, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer